Securities and Exchange Commission
                            Washington D.C.  20549

                                  FORM 11-K

[ X ] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended December 31, 1996.

[      ]  Transition Report Pursuant to Section 13 or 15 (d) of the Securities
Exchange  Act  of  1934  For  the  Transition  Period From -_______________ to
________________.

Commission  file  number    0-22562


     CROSSMANN  COMMUNITIES,  INC.




INDIANA                                                    35-1880120
----------------------------------------  ---------------------------
 (State of incorporation)                 (I.R.S. Identification No.)
  9202 NORTH MERIDIAN STREET
INDIANAPOLIS, IN                                                46260
----------------------------------------  ---------------------------
(Address of principal executive offices)                   (Zip Code)
(317) 843-9514
----------------------------------------
 (Telephone number)





A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                         CROSSMANN COMMUNITIES, INC.
                         401 (K) PROFIT SHARING PLAN
                          Registration No. 333-05147


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         CROSSMANN COMMUNITIES, INC.
                          401(K) Profit Sharing Plan
                    9202 North Meridian Street, Suite 300
                         Indianapolis, Indiana 46260

                              REQUIRED INFORMATION



FINANCIAL  STATEMENTS:

A list of the required financial statements filed as part of this Form 11-K is set forth on page 3. The consent of Deloitte & Touche LLP to the incorporation by reference of these financial statements into Crossmann Communities, Inc. Form S-8 Registration Statement relating to the Plan (Registration No. 333-05147) is set forth as Exhibit I hereto.










































CROSSMANN  COMMUNITIES,  INC.
401(K)  PROFIT  SHARING  PLAN

Financial  Statements  as  of  December  31,  1996  and  1995
and  for  the  year  ended  December  31,  1996,  Supplemental
Schedules as of and for the Year Ended December 31, 1996 and Independent Auditor's Report

CROSSMANN  COMMUNITIES,  INC.  401  (K)  PROFIT  SHARING  PLAN


TABLE  OF  CONTENTS



                                                                                             Page
INDEPENDENT AUDITOR'S REPORT                                                                    3

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 1996 and 1995                    4

Statements of Changes in Assets Available for Benefits for the Year Ended December 31, 1996     5

Notes to Financial Statements                                                                   6

SUPPLEMENTAL SCHEDULES*

Item 27 (a) - Schedule of Assets Held for Investment Purposes as of December 31, 1996          13

Item 27 (d) - Schedule of Reportable Transactions for the Year Ended December 31, 1996         14





* Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income  Security  Act  of  1974.
INDEPENDENT  AUDITORS'  REPORT


To the Plan Administrator and the participants of the Crossmann Communities, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of assets available for benefits of the Crossmann Communities, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in assets available for benefits for the year ended December 31, 1996. These financial
statements  are  the  responsibility  of  the  Plan's  management.    Our
responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the 1996 basic financial statements taken as a whole.



DELOITTE  &  TOUCHE  LLP
Indianapolis,  Indiana
June  20,  1997
















CROSSMANN  COMMUNITIES,  INC.  401(K)  PROFIT  SHARING  PLAN


STATEMENTS  OF  ASSETS  AVAILABLE  FOR  BENEFITS
AS  OF  DECEMBER  31,  1996  AND  1995



                                                 1996       1995
                                           -----------  ---------
ASSETS

  INVESTMENTS,  at fair value:
    Cash                                          -0-   $      5
    Short term investment funds            $  171,446        -0-
    Mutual funds                              946,028    235,263
    Equities                                   66,198        -0-
    Participant loans                          12,429        -0-
    Guaranteed Investment Contracts Fund          -0-    157,208
                                           -----------  ---------
Total investments                           1,196,101    392,476
                                           -----------  ---------

  RECEIVABLES:
    Participant contributions                  69,522     62,183
    Employer profit sharing contributions     341,024    322,510
    Employer matching contributions            50,810     40,472
    Rollovers                                     -0-      6,228
                                           -----------  ---------
Total receivables                             461,356    431,393
                                           -----------  ---------

TOTAL ASSETS                                1,657,457    823,869

LIABILITIES

  Refunds to participants                      (4,828)    (4,874)
                                           -----------  ---------

ASSETS AVAILABLE FOR BENEFITS              $1,652,629   $818,995
                                           ===========  =========

See  notes  to  financial  statements.












CROSSMANN  COMMUNITIES,  INC.  401(K)    PROFIT  SHARING  PLAN


STATEMENT  OF  CHANGES  IN  ASSETS  AVAILABLE  FOR  BENEFITS
FOR  THE  YEAR  ENDED  DECEMBER  31,  1996




ADDITIONS:
  Participant contributions                      $  258,648
  Employer profit sharing contributions             341,024
  Employer matching contributions                   115,244
  Rollovers                                         116,993
  Investment income                                  81,828
  Net depreciation in fair value of instruments      (2,307)
                                                 -----------
Total additions                                     911,430
                                                 -----------

DEDUCTIONS:
  Distributions and withdrawals                      77,291
  Administrative expenses                               505
                                                 -----------
Total deductions                                     77,796
                                                 -----------

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS       833,634

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                 818,995
                                                 -----------
   End of year                                   $1,652,629
                                                 ===========

See  accompanying  notes.

CROSSMANN  COMMUNITIES,  INC.  401(K)  PROFIT  SHARING  PLAN










NOTES  TO  FINANCIAL  STATEMENTS
FOR  THE  YEAR  ENDED  DECEMBER  31,  1996

1.          DESCRIPTION  OF  THE  PLAN

     The  following  description  of  the  Crossmann  Communities, Inc. 401(K)
Profit  Sharing  Plan  (the  "Plan")  provides  only  general  information.
Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan was established February 28, 1991 as the Deluxe Homes of Columbus Savings Plan and Trust and covered eligible employees of Deluxe Homes of Columbus, Inc. ("Deluxe"). Effective January 1, 1995, Crossmann Communities, Inc. (the "Company") acquired Deluxe and assumed the related savings plan and trust. The Plan was renamed and modified effective January 1, 1995 to cover all permanent employees of the Company who have reached age 21 and have at least 1,000 hours of service in a consecutive twelve-month period as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Effective July 1, 1996, the Company adopted participant directed investments under the Plan. As such, the Plan allows participants to direct the investment of both the Company and participants' contributions, once made to the Plan, in one of the investment funds under the Plan, including investment in employer common stock. In addition, the Company changed its Plan administrator to Parsons, McKee Sommers & Company (the "Administrator") and engaged McDonald & Company Securities, Inc. (the "Custodian") to hold its investments.

     Contributions - Eligible employees ("participants") may make voluntary contributions to their individual accounts between 1% to 10% of their compensation on a pretax basis but not in excess of statutory limitations allowed under the Internal Revenue Code of 1986 (the "Code"), as amended. The Company contributes to the Plan by matching fifty cents for every one dollar contributed by participants up to a maximum of 6% of the participant's eligible compensation. Additional Company contributions are made at the discretion of the Board of Directors. In 1996, the Company's additional discretionary contribution consisted of $341,024 which was designated for the purchase of Company common stock.

     Participant's Accounts - Each participant's account is credited with his or her contributions and the Company's matching contributions. Investment earnings are allocated based on participant's account balances.

     Vesting - Participants are fully vested in all employee contributions and earnings thereon. Employer contributions become fully vested at (a) a participant's attainment of age 65, (b) retirement age, as defined by the Plan, (c) his or her death while an employee or (d) attainment of disability retirement age, as defined by the Plan. If these requirements are not met, the employer contributions are vested according to the following schedule:





Number of Years of   Vested
 Continuous Service  Percentage
1                             0%
2                            20%
3                            40%
4                            60%
5                            80%
6                           100%


     Forfeitures - Forfeitures of a participant's nonvested account occur upon termination. Forfeited amounts are held in a separate account (McDonald & Company Securities, Inc.) and reallocated to each participant who is employed on the last day of the Plan year in proportion to his or her compensation for the Plan year.

     Participant loans - Effective January 1, 1996, the Plan was amended to allow participants to obtain loans from their respective accounts.

     Investments options - Effective July 1, 1996, Plan participants may choose to have their contributions and the Company matching contributions invested in one or more of the following investment options:

PIMCO Advisors Total Return Income Fund A - Investments consist of debt securities, including U.S. Government securities, corporate bonds, and mortgage-related securities. The prospectus for this fund indicates the fund may invest up to 20% of assets in securities denominated in foreign currencies.

AIM Balanced Fund A - Investments consist of equities and income securities (U.S. government obligations, mortgage or asset-backed securities and corporate debt). The prospectus for this fund indicates the fund may invest up to 5% of assets in bonds rated below investment grade and up to 10% of assets in foreign securities.

AIM Money Market Fund A - Investments consist of short term money market instruments. The prospectus states that the fund will maintain a constant net asset value and will pay money market interest rates.

Seligman Frontier Fund A - Investments consist of common stocks of small to medium size companies with annual revenue of $400 million or less. The fund may also invest in U.S. Government securities, corporate debt securities rated AA or higher, prime commercial paper, and certificates of deposit issued by the one hundred largest domestic and fifty largest foreign banks. The prospectus for this fund indicates the fund may invest up to 10% of assets in foreign issues other than banks.

IVY International Fund A - Investments consist of common stocks issued in at least three countries (primarily European and Pacific Basin markets). The fund may also invest in equity securities traded principally in U.S. markets. The prospectus states that the fund seeks long-term capital growth with current income being a secondary concern.

Oppenheimer Quest Opportunity Value Fund - Investments consist of stocks, bonds, and cash. Common stocks and convertible securities normally constitute the majority of investments, though it may invest more than 50% of assets in fixed-income securities. The fund may invest without limit in foreign securities.

Crossmann Communities Stock Fund - The investments consist of common stock of Crossmann Communities, Inc. (the "Crossmann Stock"). Crossmann Stock will be purchased by the Plan from the Company or on the open market at market price.

Plan Termination - Although the Company has no present intention to do so, the Company reserves the right to terminate the Plan at any time upon giving written notice to all parties concerned subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

Administrative Expenses - For the 1996 plan year, administrative expenses were primarily paid by the Company.


2.          SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting.

     Investments - The investments are carried at fair value as reported on the last business day of the year as determined using quoted market prices.

     Accounting Estimates - The preparation of financial statements on conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Benefit Payments - Upon retirement, a participant has an option to receive his or her account balance as a lump sum payment or as a direct rollover, as described in the Plan agreement. A participant may withdraw his or her vested contributions in the event of a hardship, as defined in the Plan agreement. Benefit payments are recorded when paid. At December 31, 1996, assets available for benefits includes approximately $106,000 related to participants who had withdrawn from the Plan, but whose distributions had not yet been paid.


3.          FUND  INFORMATION



Participant contributions, employer contributions and distributions and withdrawals by fund are as follows for the year ended December 31, 1996.



Participant contributions:
  Employer directed contributions                             $151,211
  Employee directed contributions:
     PIMCO Advisors Total Return Income Fund A                   7,420
     AIM Balanced Fund A                                        10,800
     AIM Money Market Fund A                                     2,004
     Seligman Frontier Fund A                                   20,623
     IVY International Fund A                                   27,839
     Oppenheimer Quest Opportunity Value Fund                   31,425
     McDonald & Company Securities, Inc. Money Market Fund       7,326
                                                              --------
                                                              $258,648
                                                              ========
Employer profit sharing contributions:
    Crossmann Communities Stock Fund                          $341,024
                                                              ========

Employer matching contributions:
  Employer directed contributions                             $ 64,434
  Employee directed contributions:
     PIMCO Advisors Total Return Income Fund A                   3,389
     AIM Balanced Fund A                                         5,014
     AIM Money Market Fund A                                     1,012
     Seligman Frontier Fund A                                    9,613
     IVY International Fund A                                   13,382
     Oppenheimer Quest Opportunity Value Fund                   14,744
     McDonald & Company Securities, Inc. Money Market Fund       3,656
                                                              --------
                                                              $115,244
                                                              ========

Distributions and withdrawals:
  Distributions and withdrawals from employer directed fund   $ 39,996
  Distributions and withdrawals from employee directed fund:
     PIMCO Advisors Total Return Income Fund A                   1,574
     AIM Balanced Fund A                                         2,343
     AIM Money Market Fund A                                    18,966
     Seligman Frontier Fund A                                    3,913
     IVY International Fund A                                    6,910
     Oppenheimer Quest Opportunity Value Fund                    2,427
     Crossmann Communities Stock Fund                            1,162
                                                              --------
                                                              $ 77,291
                                                              ========



4.          INVESTMENTS



The following investments represent five percent or more of Plan assets available for benefits as of December 31:



                                               1996      1996      1995      1995
                                                     Fair                Fair
                                           Cost      Value     Cost      Value
PIMCO Advisors Total Return Income Fund A  $ 85,784  $ 84,925
AIM Balanced Fund A                          88,043    86,398
AIM Money Market Fund A                     160,987   160,987
Seligman Frontier Fund A                    181,282   186,011
IVY International Fund A                    228,570   228,522  $ 55,890  $ 59,925
Oppenheimer Quest Opportunity Value Fund    358,758   360,172
Crossmann Communities Stock Fund             72,095    66,198
Morley Capital Management GIC Fund                              153,100   157,208
Neuberger & Berman Guardian Fund                                146,082   154,528



5.          TAX  STATUS

     The Company received a favorable determination letter dated November 4, 1996 from the Internal Revenue Service stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan is designed and, as of the date of the financial statements, was being operated in compliance with the applicable requirements of the Code and as a result, no provision for income taxes has been recorded in the Plan's financial statements.






Form  5500  -  Item  27  (a)
Schedule  of  Assets  Held
For  Investment  Purposes


CROSSMANN  COMMUNITIES,  INC.  401(K)  PROFIT  SHARING  PLAN



SUPPLEMENTAL  SCHEDULE  OF  ASSETS  HELD  FOR  INVESTMENT  PURPOSES
AS  OF  DECEMBER  31,  1996



                                                                  Cost      Current
                                                                            Value
AIM Money Market Fund A                                           $160,987  $160,987
AIM Money Market Fund C                                             10,386    10,386
McDonald & Company Securities, Inc. Money Market Fund                   73        73
                                                                  --------  --------
Short term investments funds                                      $171,446  $171,446
                                                                  ========  ========

PIMCO Advisors Total Return Income Fund A                         $ 85,784  $ 84,925
AIM Balanced Fund A                                                 88,043    86,398
Seligman Frontier Fund A                                           181,282   186,011
IVY International Fund A                                           228,570   228,522
Oppenheimer Quest Opportunity Value Fund                           358,758   360,172
                                                                  --------  --------
Mutual Funds                                                      $942,437  $946,028
                                                                  ========  ========

Crossmann Communities Stock Fund                                  $ 72,095  $ 66,198
                                                                  ========  ========

Participant Loans (Interest rates range from 9.25% to 9.75% and
  maturities range from 15 to 53 months)                                    $ 12,429
                                                                            ========









Form  5500  -  Item  27  (d)
Schedule  of  Reportable  Transactions


CROSSMANN  COMMUNITIES,  INC.  401(K)  PROFIT  SHARING  PLAN


SUPPLEMENTAL  SCHEDULE  OF  REPORTABLE  TRANSACTIONS
FOR  THE  YEAR  ENDED  DECEMBER  31,  1996



                                                    Purchases   Sales       Cost        Gain
Single transactions representing 5% or more of
assets available for benefits at the beginning of
the year:

Purchases:
  PIMCO Advisors Total Return Income Fund A         $   77,060
  AIM Balanced Fund A                                   79,664
  AIM Money Market Fund A                              175,521
  Seligman Frontier Fund A                             162,811
  IVY International Fund A                             202,770
  IVY International Fund A                              50,968
  Oppenheimer Quest Opportunity Value Fund             327,296
  Neuberger & Berman Guardian Fund                     134,348
  Stable Value Fund (GIC)                              129,100
  Schwab Money Market Fund                              44,091
  Schwab Money Market Fund                             339,946
  Schwab Money Market Fund                             119,894
  Schwab Money Market Fund                             397,938
  Gradison MCD US Govt Reserves                        513,438
  Gradison MCD US Govt Reserves                        519,627
  Gradison MCD US Govt Reserves                        519,610
  Crossmann Communities Stock Fund                      61,938

Sales:
  Schwab Money Market Fund                                      $   44,169  $   44,169
  Schwab Money Market Fund                                         329,946     329,946
  Schwab Money Market Fund                                         518,248     518,248
  Neuberger & Berman Guardian Fund                                 372,669     370,432  $ 2,237
  IVY International Fund A                                         140,769     127,666   13,103
  Gradison MCD US Govt Reserves                                    519,627     519,627
  Gradison MCD US Govt Reserves                                  1,088,215   1,077,339   10,876
  IAI Emerging Growth Fund                                          49,390      40,101    9,289
  Stable Value Fund (GIC)                                          348,548     342,047    6,501







CROSSMANN  COMMUNITIES,  INC.  401(K)  PROFIT  SHARING  PLAN




SUPPLEMENTAL  SCHEDULE  OF  REPORTABLE  TRANSACTIONS
FOR  THE  YEAR  ENDED  DECEMBER  31,  1996



Series of transactions representing 5%    Number     Purchases   Sales       Cost        Gain
 or more of assets available for          of Trans-
 benefits at the beginning of the year:   actions


Purchases:
PIMCO Advisors Total Return                       3
  Income Fund  A                                     $   87,104

AIM Balanced Fund A                               3      89,961
AIM Money Market Fund A                           3     184,070
Seligman Frontier Fund A                          4     189,198
IVY International Fund A                          8     302,805
Oppenheimer Quest Opportunity                     4
  Value Fund                                            364,550
Neuberger & Berman Guardian Fund                  6     186,999
Stable Value Fund (GIC)                           6     193,822
Schwab Money Market Fund                         15   1,000,301
Gradison MCD US Govt. Reserves                   12   1,643,378
Crossmann Communities Stock Fund                  4      74,108

Sales:
Stable Value Fund (GIC)                           4              $  358,428  $  351,779  $ 6,649
Schwab Money Market Fund                         16               1,000,301   1,000,301
Gradison MCD US Govt. Reserves                    2               1,654,254   1,643,378   10,876












                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934. the plan has duly caused this Annual report to be signed on its behalf by the undersigned Members of the Plan Administrative Committee thereunto duly authorized in the City of Indianapolis, and the State of Indiana on this 30th day of June, 1997.






CROSSMANN  COMMUNITIES,  INC.
401(K)  PROFIT  SHARING  PLAN

By  the  Members  of  Plan  Administrative  Committee:

/s/  Jennifer  A.  Holihen
Jennifer  A.  Holihen
Chief  Financial  Officer  of
Crossmann  Communities,  Inc.



/s/  Lynda  Hitchcock
Lynda  Hitchcock
Human  Resources  Director  of
Crossmann  Communities,  Inc.

Exhibit  I



INDEPENDENT  AUDITORS'  CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-05147 of Crossmann Communities, Inc. on Form S-8 of our report dated June 20, 1997, appearing in this Annual Report on Form 11-K of Crossmann Communities, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 1996.

DELOITTE  &  TOUCHE  LLP
Indianapolis,  Indiana
June  27,  1997